Exhibit 99.1
ASML Media Relations Contacts
Lucas van Grinsven – Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung – Investor Relations — +1 480 383 4005
Franki D’Hoore – Investor Relations — +31 40 268 6494
ASML Extends Immersion to the Limit of Single-Patterning Lithography; New TWINSCAN XT:1950i Offers 25 Percent Performance Improvement and Enables World-leading Sub 40 nm Volume Chip Imaging
VELDHOVEN, the Netherlands, July 15, 2008 – ASML Holding NV (ASML) announces today its newest TWINSCANTM XT:1950i lithography system using a 1.35 NA lens – increasing the performance of its immersion lithography systems by 25%. The system offers improved overlay, resolution and throughput, to enable high-volume manufacturing of more powerful 38 nanometer (nm) memory and ‘32’ nm logic semiconductors.
The XT:1950i is the industry’s first single-exposure immersion lithography system for high volume manufacturing at 38 nanometer — a shrink that makes 10% more wafer area available for chips over the XT:1900i. In addition the XT:1950i offers an unmatched productivity increase — close to 15% — with its high throughput of 148 wafers per hour. With improvements in imaging, overlay, stability and control, the XT:1950i is the world’s most advanced volume lithography system, enabling the highest resolution and throughput for maximum value of ownership.
“High-throughput immersion lithography is required for the semiconductor industry to keep up with Moore’s law in a timely and cost effective manner,” stated Martin van den Brink, ASML’s executive vice president of marketing and technology. “Shrink is needed to boost memory capacities and multimedia applications for DRAM and Flash, and drive advanced integration and improved functionality for logic applications such as computer chips and digital signal processors for portable devices.”
ASML also announces that it will introduce a comprehensive package of upgrades to increase the performance of its existing immersion systems TWINSCAN XT:1700i and XT:1900i. These upgrade packages, available from Q1 2009, will improve overlay by 14 and 17% and productivity by 4 and 7% respectively. The integrated product launch helps semiconductor manufacturers to optimize their existing investments, and increase the value and competitive edge of their products.
TWINSCAN XT:1950i Technology Advances
ASML’s TWINSCAN lithography systems continuously improve imaging, productivity, overlay and critical dimension uniformity (CDU) control because they are developed on a common platform with a modular approach, allowing new systems to inherit and build upon predecessor attributes. The XT:1950i offers the following improvements over the XT:1900i:

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•	30% tighter overlay accuracy specification via improved stage control. This is important for chipmakers to improve the quality and value of chips on a wafer.

•	Overall productivity increase of nearly 15% due to new immersion techniques and enhanced stages.

•	Resolution improvement of 5% (from 40 to 38nm), resulting in a 10% area increase, for higher yield and/or increased functionality such as higher density and capacity memory chips.

•	The TWINSCAN XT:1950i provides a 3.5 nm overlay capacity and will support low k1 applications.
ASML expects to begin shipping the XT:1950i by Q1 2009. ASML will partner closely with leading semiconductor companies, enabling them to begin early process development.
Immersion Lithography Rapid Market Growth led by ASML
Immersion lithography systems transfer patterns onto silicon wafers by projecting laser-generated light through highly purified water between the lens and the wafer, enabling chipmakers to print smaller features while using light with the same wavelength. ArF immersion (ArFi) technology has become the de facto standard for enabling chip production at 55 nm and below. According to Gartner’s Q208 stepper unit forecast, the 193 nm ArFi system unit growth was over 75% in 2007, with a further 60% growth expected by the end of 2008 (Source: Stepper Market Forecast, Worldwide, Q208, Gartner, Inc.).
ASML, the worldwide leader in immersion lithography, was the first manufacturer to introduce immersion lithography, shipping its first TWINSCAN immersion system in 2004. ASML immersion system shipments continue to ramp up rapidly. By mid-2008, more than 100 immersion systems were shipped to 20 different customers. ASML immersion systems have imaged nearly 20 million wafers to date, resulting in hundreds of millions of electronic devices powered by immersion-manufactured chips.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries.

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